STROOCK & STROOCK & LAVAN LLP
180 MAIDEN LANE
 NEW YORK, NEW YORK  10038
August18, 2016
VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Mark Cowan

Re:	CitizensSelect Funds
File Numbers: 811-21035; 333-82876

Ladies and Gentlemen:
On behalf of CitizensSelect Funds (the "Trust"), on or about August 29, 2016 we plan to file with the Securities and Exchange Commission (the "Commission"), under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the "1940 Act"), Post-Effective Amendment No. 26 (the "Amendment") to the Trust's Registration Statement on Form N-1A (the "Registration Statement").  The Amendment will relate to Post-Effective Amendment No. 25 ("Amendment No. 25") to the Registration Statement, filed with the Commission on June 17, 2016 for the purpose of implementing disclosure changes relating to money market fund reform for Dreyfus Prime Money Market Fund (the "fund"), a series of the Trust.
The Amendment will be filed in order to respond to comments of the staff (the "Staff") of the Commission on Amendment No. 25 that were provided to the undersigned by Mark Cowan of the Staff via telephone on July 29, 2016, to update financial information, file certain exhibits, including the consent of the Trust's independent registered public accounting firm, and make certain other revisions.  The Trust's Tandy certification is included herewith.
The prospectuses and statement of additional information (the "SAI") included in the Amendment will be marked to indicate changes from the versions filed as part of Amendment No. 25.
For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety, and the response is set out immediately following each comment.  We have considered comments made by the Staff with respect to one section of the Registration Statement as applicable to similar disclosure elsewhere in the Registration Statement.  Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.
Prospectuses
Front Cover
1.	Staff Comment: Consider revising the format of the front cover of the Citizens Shares prospectus to conform to the prospectuses for the other share classes.
Response:  The format will be conformed in the Amendment.

Fund Summary—Principal Risks
2.	Staff Comment: Liquidity fee and/or redemption gates risk states:
Effective October 14, 2016, the fund may impose a fee upon the sale of your shares or may temporarily suspend your ability to sell shares (a redemption "gate") if the fund's liquidity falls below required minimums because of unusual market conditions, an unusually high volume of redemption requests, redemptions by a few large investors, or other reasons.  If a liquidity fee is imposed by the fund, it would reduce the amount you will receive upon the redemption of your shares.  A "gate" may prevent the fund from being able to pay redemption proceeds within the allowable time period stated in this prospectus.
Please revise the last sentence to clarify that the imposition of a redemption gate would also suspend an investor's ability to redeem while the gate is imposed.
Response:  The requested change will be made in the Amendment.
Fund Summary—Performance
3.	Staff Comment: Please review whether the performance of Citizens shares is permitted to be shown in the Class A shares prospectus pursuant to Instruction 3(c) of Item 4 and General Instruction C.3.(d)(iii)(A).
Response:  Instruction 3(c) of Item 4 states that the fund may choose the class for which it provides the returns required by paragraphs 4(b)(2)(iii)(B) and (C) of Item 4, provided that the fund, among other things, selects a class that has been offered for use as an investment option for accounts other than certain tax deferred plans or arrangements described in General Instruction C.3.(d)(iii)(A).1   Citizens shares have been offered for use as investment option in accounts other than those described; therefore, we believe the performance of Citizens shares is permitted to be shown in the Class A prospectus.

[1]	These arrangements are: (i) a defined contribution plan that meets the requirements for qualification under Section 401(k) of the Internal Revenue Code (the "Code"); (ii) a tax-deferred arrangement under Section 403(b) or 457 of the Code; (iii) a variable contract as defined in section 817(d) of the Code; or (iv) a similar plan or arrangement pursuant to which an investor is not taxed on his or her investment in the fund until the investment is sold.

Fund Summary—Purchase and Sale of Fund Shares
4.	Staff Comment: The first paragraph states: "Investments in the fund are limited to accounts beneficially owned by natural persons." Please consider, here and elsewhere in the prospectus, whether the disclosure should clarify that the change to investor eligibility will not be effective until October 14, 2016.
Response:  In order to comply with the eligibility requirements for retail money market funds by October 14, 2016, the fund adopted procedures regarding limiting the fund to investment by natural persons, which were communicated to shareholders in a prospectus supplement dated April 29, 2016:
Effective July 1, 2016:
•	Only natural persons and their accounts are permitted to purchase additional shares of the fund.
•	Any automatic investments in the fund associated with accounts that are not beneficially owned by natural persons were terminated.
•	All dividends on shares in accounts that are not beneficially owned by natural persons are now paid in cash and not reinvested in fund shares.
•	The fund will not open any new accounts of which the beneficial owner is not a natural person.
Effective September 1, 2016:
•	The fund may involuntarily redeem shares in an account beginning September 2, 2016 if, as of September 1, 2016, the fund does not believe that the shareholder satisfies the eligibility requirements for investors in retail money market funds.
As all investors who purchase shares as of September 1, 2016, the effective date of the Amendment, must qualify as "retail" investors, we believe the disclosure does not need to be modified.
5.	Staff Comment: The first sentence of the second paragraph states: "In general, the fund's minimum initial investment is $1 million, with no minimum subsequent investment." Please clarify, here and elsewhere in the prospectus, whether the $1 million dollar investment minimum is per each natural person.
Response:  The second sentence will be revised in the Amendment as follows:  "A financial intermediary may establish an account in the fund on behalf of one or more natural persons ~~if the financial intermediary has~~ with a minimum of $1 million in the fund or $500 million invested in the aggregate in funds in the Dreyfus Family of Funds."  Conforming changes will be made elsewhere in the prospectus, including in "How to Buy Shares" in the Shareholder Guide.
Fund Details—Investment Risks
6.	Staff Comment: Please expand the disclosure in Liquidity fee and/or redemption gates risk, which is currently identical to the disclosure in Item 4.
Response:  The requested change will be made in the Amendment.
7.	Staff Comment: The disclosure for Banking industry risk states: "The risks generally associated with concentrating investments in the banking industry include interest rate risk, credit risk, and regulatory developments relating to the banking industry." Please describe in more detail the regulatory developments relating to the banking industry referenced in the risk factor.
Response:  The requested change will be made in the Amendment.
8.	Staff Comment: The disclosure for Foreign investment risk states: "The risks generally associated with dollar-denominated foreign investments include economic and political developments, seizure or nationalization of deposits, imposition of taxes or other restrictions on payment of principal and interest." Please describe in more detail the risks associated with dollar-denominated foreign investments referenced in the risk factor such as political developments.
Response:  The requested change will be made in the Amendment.
Shareholder Guide—How to Buy Shares
9.	Staff Comment: Please revise the last sentence of the fourth paragraph to delete the repeated phrase "will be."
Response:  The requested change will be made in the Amendment.
Shareholder Guide—How to Sell Shares
10.	Staff Comment: Please add disclosure regarding the exception for when a redemption gate is imposed.
Response:  The requested change will be made in the Amendment.
Shareholder Guide—Potential Restrictions on Fund Redemptions—Fees and Gates
11.	Staff Comment: The first sentence of the first paragraph states: "Beginning October 14, 2016, if the fund's weekly liquid assets fall below 30% of its total assets, the fund's board, in its discretion, may impose liquidity fees of up to 2% of the value of the shares redeemed and/or redemption gates." Please revise this sentence to replace "in its discretion" with "if it determines it is in the best interests of the fund." Please also add "as early as the same day" at the end of the sentence.
Response:  The requested changes will be made in the Amendment.
12.	Staff Comment: The second sentence of the first paragraph states: "In addition, if the fund's weekly liquid assets fall below 10% of its total assets at the end of any business day, the fund must impose a 1% liquidity fee on shareholder redemptions unless the fund's board determines that a lower or higher fee (not to exceed 2%), or no fee, is in the best interests of the fund." Please add "the next business day" after "shareholder redemptions" and ", including a majority of its independent directors" after "the fund's board."
Response:  The requested changes will be made in the Amendment.
13.	Staff Comment: The second sentence of the second paragraph states: "A liquidity fee would be imposed on all redemption requests (including redemptions by exchange into another fund) processed at the first NAV calculation on the next business day following the announcement that the fund would impose a liquidity fee." Please revise this sentence to allow for intraday imposition of liquidity fees.
Response:  The requested change will be made in the Amendment.
14.	Staff Comment: The first sentence of the third paragraph states: "Shareholders and financial intermediaries will not be notified prior to the imposition of a redemption gate; however, financial intermediaries may be notified after the last NAV is calculated on the day the fund's board has made a decision to impose a redemption gate." Please supplementally confirm that financial intermediaries will not be provided with notice of the imposition of a liquidity fee or redemption gate in advance of shareholders.
Response:  Financial intermediaries may be provided with notice of the imposition of a liquidity fee or redemption gate in advance of shareholders for operational reasons, but only after the last NAV is calculated on the day the fund's board has made a decision to impose a liquidity fee or redemption gate.  Therefore, the financial intermediaries will not be able to use such information in a manner that would disadvantage other shareholders.
15.	Staff Comment: The last paragraph states: "The fund's board also, in its discretion, may determine to permanently suspend redemptions and liquidate the fund if, among other reasons, the fund, at the end of a business day, has less than 10% of its total assets invested in weekly liquid assets." Please delete "among other reasons" and add "and the fund's board of directors determines that it would not be in the best interests of the fund to continue operating" to the end of this sentence. Please also add a general description of the process of fund liquidation in this scenario. In addition, please describe such process in more detail in the SAI in response to Item 23 of Form N-1A.
Response:  The requested changes will be made in the Amendment.
Back Cover
16.	Staff Comment: Please move the Investment Company Act file number to the bottom of the back cover page and make the font size smaller as per Item 1(b)(4) of Form N-1A.
Response:  The requested change will be made in the Amendment.
SAI
Share Ownership
17.	Staff Comment: Item 18 of Form N-1A requires information regarding each person who owns of record or is known by the fund to own beneficially 5% or more of any class of the fund's outstanding equity securities to be updated as of no more than 30 days prior to filing. Please update this section accordingly.
Response:  Share ownership information in the Amendment relating to the fund will be updated as requested.
Investment Restrictions
18.	Staff Comment: Dreyfus Institutional Preferred Government Money Market Fund's ("DIPGMMF") fundamental policy with respect to industry concentration states: "[The fund may not] invest more than 25% of the value of its total assets in the securities of issuers in any single industry, provided that there shall be no limitation on the purchase of obligations issued by banks or issued or guaranteed by the U.S. Government, its agencies or instrumentalities or as otherwise permitted by the SEC." Please revise this policy by October 14, 2016, as the bank carve out is inconsistent with the definition of "government money market fund" in Rule 2a-7.
Response:  DIPGMMF's fundamental policy with respect to industry concentration allows it to invest without limitation in securities issued by banks, but does not require it to do so.  Since the restriction does not interfere with DIPGMMF's ability to comply with the requirements for a "government money market fund" as defined in Rule 2a-7, the policy has not been removed due to the costs of obtaining shareholder approval to do so.
When the fund has its next shareholder meeting, removing any fundamental policies that are inconsistent with Rule 2a-7, as amended, will be proposed for shareholder approval.  We also have added disclosure in the SAI that:
Notwithstanding investments and activities referenced in the Fundamental Policies of any Government MMF, such funds will not invest in a manner, or engage in activities, inconsistent with or not permitted by Rule 2a-7 under the 1940 Act as then in effect.
Additional Information About How to Redeem Shares
19.	Staff Comment: The first paragraph of this section states, in part:
However, if you have purchased fund shares by check, by Dreyfus TeleTransfer Privilege or through Dreyfus Automatic Asset Builder®, and subsequently submit a written redemption request to the Transfer Agent, you will receive proceeds from the redemption once a sufficient period of time has passed to reasonably ensure that the purchase check (including a certified or cashier's check) has cleared (normally eight business days).  For a money market fund, the fund may delay the redemption of such shares for such period; for a fund other than a money market fund, the fund may delay sending the redemption proceeds for such period.  In addition, the fund will not honor redemption checks under the Checkwriting Privilege, and will reject requests to redeem shares by wire or telephone, online or pursuant to the Dreyfus TeleTransfer Privilege, for eight business days after receipt by the Transfer Agent of the purchase check, the Dreyfus TeleTransfer purchase or the Dreyfus Automatic Asset Builder order against which such redemption is requested.
Please revise this disclosure to add "or until the fund receives verification of clearance of the funds used to purchase such shares" after "eight business days," and to reflect that money market funds may only delay sending redemption proceeds, not redeeming shares, for such period.
Response:  The requested changes will be made in the Amendment.
Additional Information About How to Redeem Shares—Redemption Through an Authorized Entity
20.	Staff Comment: The first sentence of the second paragraph states: "Effective October 10, 2016, where an Authorized Entity accepts trade orders on a Retail or Government MMF's behalf, the Authorized Entity is required to promptly take the steps requested by the fund or its designee to impose or assist in implementing a liquidity fee or redemption gate as requested from time to time." Please replace "Government MMF" with "Institutional MMF."
Response:  The requested change will be made in the Amendment.
Determination of NAV—Valuation of Portfolio Securities (money market funds only)
21.	Staff Comment: Please update this section to reflect the valuation procedures for a money market fund whose net asset value will "float" ("FNAV Funds").
Response:  On October 10, 2016, this section will be retitled Valuation of Portfolio Securities (Retail and Government MMFs only) and the section currently entitled Valuation of Portfolio Securities (funds other than money market funds) will be retitled Valuation of Portfolio Securities (funds other than Retail and Government MMFs).
Determination of NAV—Calculation of NAV
22.	Staff Comment: Please update this section to reflect the new procedures for money market funds.
Response:  This section of the SAI provides general disclosure for the Dreyfus Family of Funds that is superseded, as noted, by more specific information in the prospectus of the fund.  Therefore, fund management believes the current disclosure is appropriate.
Taxation
23.	Staff Comment: The tax consequences for FNAV Funds and of liquidity fees and redemption gates should be disclosed in more detail in the SAI.
Response:  Additional information regarding tax consequences for FNAV Funds and of liquidity fees and redemption gates will be included in the Amendment.

*    *    *    *    *

We hope the Staff finds that this letter is responsive to the Staff's comments.  Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.806.6658.
Very truly yours,

/s/ Lisa Goldstein
Lisa Goldstein

cc:            Janna Manes

CITIZENSSELECT FUNDS
200 Park Avenue
New York, New York  10166

August 18, 2016

Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Attention:  Mark Cowan

Re:	CitizensSelect Funds
(Registration Nos: 811-21035; 333-82876)
Ladies and Gentlemen:
At the request of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), the undersigned Registrant acknowledges the following:
•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
CITIZENSSELECT FUNDS

By:	/s/ Maureen E. Kane
Maureen E. Kane
Vice President